UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
Cambridge Antibody Technology Group plc
(Name of Subject Company (Issuer))
AstraZeneca PLC
AstraZeneca UK Limited
(Names of Filing Persons (Offerors))
Ordinary Shares
American Depositary Shares
(Title of Class of Securities)
Ordinary Shares (GB0001662252)
American Depositary Shares (US1321481079)
(CUSIP Number of Class of Securities)
Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
Tel: 011 44 20 7304 5000
with a copy to
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$427,428,792	$45,735

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,210, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on May 15, 2006, of £1=$1.8836, which yields $427,428,792, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document dated May 23, 2006.

(2)	Sent via wire transfer to the SEC on May 23, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 (this “Amendment”) further amends the Tender Offer Statement on Schedule TO initially filed with the SEC on May 23, 2006 by AstraZeneca PLC and its wholly-owned subsidiary, AstraZeneca, relating to the Offer. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Offer Document filed as Exhibit 99.(a)(1) hereto.
ITEM 1. SUMMARY TERM SHEET.
This Amendment amends and supplements Item 1 hereof as follows:
Fairness determinations
In accordance with the requirements of Rule 13e-3 under the Exchange Act, the AstraZeneca Entities have determined that the Offer is substantively and procedurally fair to the Public Shareholders of CAT. In particular, the AstraZeneca Entities believe that the Offer premium, the arm’s-length negotiations, the existence of certain contractual protections to the making of the Offer set out in the Subscription Agreement and other matters discussed in Part III of the Offer Document contributed to that determination. In addition, CAT’s Board has made a similar determination of fairness of the Offer based on factors set out in Part III of the Offer Document, including the progress of the collaboration, the Offer price, AstraZeneca’s strategic plans for CAT and the opinion of its financial adviser, Morgan Stanley, and other matters set out therein. AstraZeneca urges holders of CAT Securities to read Part III of the Offer Document for further details about the fairness determinations made by the board of directors of each of the AstraZeneca Entities and CAT in the context of the Offer.
Minimum acceptance condition
In order to satisfy the acceptance condition to the Offer as set out in the Offer Document, AstraZeneca must receive valid acceptances (that have not been properly withdrawn) in respect of at least 38,689,569 CAT Shares (including shares represented by CAT ADSs), which is equivalent to 90 per cent. of the CAT Shares (including shares represented by CAT ADSs) to which the Offer relates (i.e., all CAT Securities other than the CAT Shares held by AstraZeneca immediately prior to commencement of the Offer). As previously publicly disclosed by AstraZeneca, since the commencement of the Offer, it has acquired an additional 5,600,000 CAT Shares in market purchases on the London Stock Exchange and, as a result, as at the date of this Amendment, only needs to acquire a further 33,089,569 CAT Shares (including shares represented by CAT ADSs) to satisfy that condition.
ITEM 4. TERMS OF THE TRANSACTION.
This Amendment amends Item 4 hereof as follows:
Paragraph 15.2 of Part II — Letter from AstraZeneca
For the avoidance of doubt with respect to a reader’s ability to rely on the disclosure in paragraph 15.2 of the Letter of AstraZeneca in the Offer Document, the following paragraph has been removed and should be considered of no effect:
“TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF CAT SECURITIES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF CAT SECURITIES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF CAT SECURITIES UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF CAT SECURITIES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.”
Furthermore, the following disclosure within paragraph 15.2 of Part II — Letter from AstraZeneca on page 21 of the Offer Document has been amended and restated as follows:
“ALL US HOLDERS OF CAT SHARES AND CAT ADSs SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACCEPTING THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.”
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
This Amendment amends and supplements Item 5 hereof as follows:
Summary presentations of Goldman Sachs International
As set out in paragraph 1 of Part III of the Offer Document, on each of April 7 and April 11, 2006, AstraZeneca had meetings with its financial adviser, Goldman Sachs International, in which summary presentations were furnished to serve as catalyst for discussions during such meetings. These summary presentations were furnished by Goldman Sachs International at the request of AstraZeneca for the sole purpose of providing arguments for, and anticipating points that might be raised in, negotiations with CAT. They were based on published financial and market information and information supplied by AstraZeneca, and did not reflect AstraZeneca’s view of the fundamental valuation of CAT and were only used by AstraZeneca to determine its negotiation position with respect to CAT. Goldman Sachs International was not requested to perform any independent examination or investigation of CAT’s businesses or assets, nor was it mandated to provide a fairness opinion in connection with any proposed transaction or in any other way to assess the fairness of the terms of any potential offer. Goldman Sachs International did not attempt to verify the accuracy or completeness of the information supplied by AstraZeneca or obtained through other sources, and the summary presentations do not reflect in any way the view of Goldman Sachs International on either valuation or fairness. The summary presentations were provided for the information of an AstraZeneca working group and do not constitute the view of AstraZeneca or its board of directors on valuation or a recommendation as to whether any holder of Shares or ADSs should tender their Shares or ADSs in connection with the Offer.
In particular, on April 7, 2006, Goldman Sachs International presented materials that summarized (i) a form of a sum-of-the-parts valuation, based on public information and prepared for the sole purpose of providing arguments for negotiation, (ii) publicly available financial analyses of CAT which had been previously published by certain analysts covering CAT and its industry and (iii) the types of premiums that had been paid in the context of recent UK tender offers. In addition, the April 7th presentation also included a summary of implied offer premiums at different theoretical trading values of the CAT Shares. AstraZeneca did not consider the presentation to be an assessment of, or statement about, the fairness of any potential terms of an offer or material to its final determination of the Offer price.
During the meetings on April 11, 2006, Goldman Sachs International furnished a further presentation to the same internal working group at AstraZeneca that reflected the factual basis for the negotiating positions that each of AstraZeneca and CAT had established at that date. It should be noted that for the purposes of this presentation, all references to ‘Morgan Stanley’ or ‘MS’ were used as shorthand to refer to the negotiating position presented by CAT, and do not represent the view of Morgan Stanley on either valuation or fairness. In particular, the presentation served as a basis for representatives of an internal AstraZeneca working group to have a discussion about potential areas where AstraZeneca could focus its effort to achieve and reflect greater synergies in connection with the proposed transaction and, as detailed in the Offer Document, attribute more value to aspects of CAT’s business which, following acquisition, it would be able to control and integrate with its existing operations. The presentation also included descriptions and comparisons of three selected transactions, each of which merely reflected publicly available information. As with the April 7th presentation, neither AstraZeneca nor its board of directors considered the presentation to be an assessment of, or statement about, the fairness of any potential terms of an offer or material to its final determination of the Offer price.
The April 7th and April 11th summary presentations by Goldman Sachs International have been filed as Exhibits 99.(c)(2) and 99.(c)(3), respectively, hereto and are incorporated herein by this reference.
Meeting of representatives of AstraZeneca and CAT on April 9, 2006
The principal purpose of the meeting between representatives of AstraZeneca and CAT on April 9, 2006, was to attempt to establish a potential price at which an offer for CAT could be considered further. During that meeting, neither the representatives of AstraZeneca nor the representatives of CAT were able to establish a specific price, or narrow range of prices, for the CAT Shares which would have been considered acceptable to move forward with an offer or to approve (in principle) an offer being made. As a result, following that meeting, there was a temporary cessation of the negotiations between AstraZeneca and CAT shortly thereafter.
However, following a period during which each of AstraZeneca and CAT re-examined their respective financial analyses and range of prices at which an offer would have been considered acceptable, when representatives from each organization reconvened on May 3, 2006, and the dialogue continued based on the efforts during the intervening period, a negotiated price of 1,320 pence per CAT Share was agreed.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
This Amendment amends and supplements Item 6 hereof as follows:
Discussion of the “centre of excellence”
During their review of the existing collaboration between AstraZeneca and CAT, there were three alternative operating scenarios considered by each entity: (i) establishment of CAT as a biological research centre to function alongside that which currently exists within AstraZeneca, (ii) establishment of CAT as a “centre of excellence” within AstraZeneca; or (iii) maintaining CAT as a stand-alone business that functioned independently of AstraZeneca’s existing operations.
With respect to the first alternative, the establishment of CAT as a biological therapeutics research centre would have involved CAT operating as an additional research centre alongside those that already exist within AstraZeneca, with CAT’s focus being on biological therapeutics. Generally speaking, the activities would have been directed, funded and operated by AstraZeneca in a similar manner to that in which it operates its existing research centres in other locations.
With respect to the second alternative, the establishment of CAT as a “centre of excellence” within AstraZeneca, as disclosed in Parts I, II and III of the Offer Document, this approach involves AstraZeneca contributing its existing biological assets and capabilities to CAT and CAT becoming the focus of AstraZeneca’s future investment and development in the area of biological therapeutics.
With respect to the third alternative, the maintenance of CAT as a stand-alone business with independent of the AstraZeneca group, that approach would have included expanding AstraZeneca’s work with CAT, with CAT operating financially and managerially separate from AstraZeneca and delivering against agreed targets linked more closely to AstraZeneca’s disease strategies.
Of the three alternatives, the “centre of excellence” model was determined to be the most attractive option, because the concentration of existing and future research and development capability and assets provided the greatest likelihood of successful delivery of biological therapies going forward. As set out in Part I of the Offer Document, CAT also believed that the financial and operational commitment of AstraZeneca underpinning the “centre of excellence” alternative made it the most attractive option.

ITEM 12.	EXHIBITS.

99	.(a)(1)	Offer Document dated May 23, 2006, as amended and restated
99	.(a)(2)°	Letter of Transmittal
99	.(a)(3)°	Notice of Guaranteed Delivery
99	.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99	.(a)(8)°	Form of Acceptance, Authority and Election
99	.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99	.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99	.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99	.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99	.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99	.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99	.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99	.(c)(2)	Summary presentation by Goldman Sachs International, dated April 7, 2006
99	.(c)(3)	Summary presentation by Goldman Sachs International, dated April 11, 2006
99	.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006

99	.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+ Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.
°	Previously filed with the SEC.
ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.
Item 7. Purposes, Alternatives, Reasons and Effects.
This Amendment amends and supplements Item 7 under Item 13 hereof as follows:
If the Offer is declared unconditional in all respects, having satisfied the minimum acceptance condition of 90 per cent., then following completion of the compulsory acquisition procedures, AstraZeneca will be entitled to 100 per cent. of the future net earnings of CAT. For example, for the six months ended March 31, 2006, assuming the Offer had completed on or prior to September 30, 2005 and all events affecting CAT occurred as they have, AstraZeneca’s interest in the net earnings of CAT would have amounted to approximately £4,595,000.
Item 8. Fairness of the Transaction
This Amendment amends and supplements Item 8 under Item 13 hereof as follows:
Further statement concerning net book value
AstraZeneca did not consider the net book value of CAT to be a relevant factor in its fairness determination because biotechnology and pharmaceutical companies generally have a market value substantially in excess of any book value reflected in the company’s financial statements, as a result of the higher value the market often ascribes to their intangible assets. As a result, in the context of the Offer, AstraZeneca did not consider the net book value of CAT to be a relevant factor to its fairness determination.
Strategic alternatives discussion
The following disclosure has been added under the heading “Strategic Alternatives” under the “CAT” section of paragraph 3 of Part III on page 36 of the Offer Document:
“This was based on the CAT Board’s belief that AstraZeneca could be expected to pay a premium over other potential acquirers based on the particular synergies and benefits AstraZeneca may be able to derive from the combined business, especially in light of its existing collaboration arrangements.”
Summary of material factors considered by the CAT Board
The following disclosure amends and restates the initial sentence of the final paragraph of the “CAT” section of paragraph 3 of Part III on page 38 of the Offer Document:
“The description of factors set out above is not intended to be exhaustive but summarises the material factors, in no particular order, considered by the CAT Board.”
Opinion of Morgan Stanley & Co. Limited
The initial sentence of the fourth paragraph under the above referenced section of Part III of the Offer Document appearing on page 38 thereof has been amended and restated as follows:
“Morgan Stanley’s opinion is addressed and directed to the CAT Board and addresses only whether the terms of the Offer are fair and reasonable.”

Item 16. Exhibits

99	.(a)(1)	Offer Document dated May 23, 2006, as amended and restated
99	.(a)(2)°	Letter of Transmittal
99	.(a)(3)°	Notice of Guaranteed Delivery
99	.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99	.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99	.(a)(8)°	Form of Acceptance, Authority and Election
99	.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99	.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99	.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99	.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99	.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99	.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99	.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99	.(c)(2)	Summary presentation by Goldman Sachs International, dated April 7, 2006
99	.(c)(3)	Summary presentation by Goldman Sachs International, dated April 11, 2006
99	.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006

99	.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99	.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99	.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Graeme Musker

Name: Graeme Musker
Title: Company Secretary and Solicitor
Date: June 15, 2006

EXHIBIT INDEX

99.(a)(1)	Offer Document dated May 23, 2006, as amended and restated
99.(a)(2)°	Letter of Transmittal
99.(a)(3)°	Notice of Guaranteed Delivery
99.(a)(4)°	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(5)°	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(6)°	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.(a)(7)°	Summary Advertisement in The Wall Street Journal, dated May 23, 2006
99.(a)(8)°	Form of Acceptance, Authority and Election
99.(a)(9)°	Press release announcing the posting of the Offer Document, dated May 23, 2006
99.(a)(10)°	Announcement pursuant to Rule 8.1 of the U.K. City Code on Takeovers and Mergers, dated May 24, 2006
99.(a)(11)°	Public announcement by AstraZeneca UK Limited relating to the Offer published in The Financial Times, dated May 25, 2006
99.(a)(12)°	Press release announcing fulfillment or waiver of competition conditions, dated June 7, 2006
99.(a)(13)°	Excerpts from analyst presentation given by AstraZeneca PLC on June 8, 2006
99.(a)(14)°	Statements relating to Cambridge Antibody Technology Group plc from analyst presentation by AstraZeneca PLC on June, 8, 2006
99.(c)(1)°	Opinion of Morgan Stanley & Co. Limited to the board of directors of Cambridge Antibody Technology Group plc, dated May 14, 2006
99.(c)(2)	Summary presentation by Goldman Sachs International, dated April 7, 2006
99.(c)(3)	Summary presentation by Goldman Sachs International, dated April 11, 2006
99.(d)(1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(2)*	Irrevocable Undertaking between John Robert Brown and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated May 14, 2006
99.(d)(10)^	Collaboration and Licence Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(11)*	Break Fee Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(12)*	Cooperation Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(13)*	Exclusivity Agreement, dated May 14, 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(d)(14)+	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited
99.(f)(1)°	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

+	Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated December 27, 2004.

^	Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on December 16, 2004.

*	Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by AstraZeneca PLC dated May 15, 2006.

°	Previously filed with the SEC.